 Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the inclusion in this Registration Statement on Form S-1 of MabVax Therapeutics Holdings, Inc. of our report, which includes an explanatory paragraph relating to MabVax Therapeutics Holdings, Inc.'s ability to continue as a going concern, dated March 14, 2016 (except for the effects of the matter discussed in the first paragraph of Note 14 to the consolidated financial statements, as to which the date is August 16, 2016), related to our audits of the consolidated financial statements of MabVax Therapeutics Holdings, Inc., as of December 31, 2015 and 2014 and for the years then ended.  We also consent to the reference to our Firm under the caption “Experts”.

/s/ CohnReznick LLP
San Diego, California
February 10, 2017